LIBERTY PROPERTY TRUST
                         65 Valley Stream Parkway
                            Malvern, PA  19355
                             (610) 648-1700


September 19, 2000

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporate Finance
Attention:  Andrew Brady, Esquire
450 Fifth Street, N.W.
Washington, DC  20549-1004

Re:    Liberty Property Limited Partnership
       Registration Statement on Form S-3, SEC File No. 333-45032-01
       -------------------------------------------------------------

Dear Mr. Brady:

On behalf of Liberty Property Limited Partnership (the "Company"), and pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the Company hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits and amendments thereto, SEC File No. 333-45032-01, which was filed on September 1, 2000 (the "Registration Statement").

The Registration Statement registers common shares of beneficial interest of Liberty Property Trust, a Maryland real estate investment trust ("LPT"), which is the sole general partner of the Company. The Company was inadvertently shown in the EDGAR header tags relating to the Registration Statement as a co-filer along with LPT. In fact, the Registration Statement registers only securities of LPT, and therefore the Company should not have been included as a co-filer.

Accordingly, the Company hereby requests that an order granting the withdrawal of the Registration Statement as a filing by the Company be issued by the Commission as soon as possible. However, the Registration Statement should not be withdrawn as a filing by LPT.


Securities and Exchange Commission
September 19, 2000
Page Two
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Should you have any questions, please feel free to call the Company's outside counsel, Morgan, Lewis & Bockius LLP. You should direct your call to Richard A. Silfen (215-963-5024) or Justin W. Chairman (215-963-5061).

Sincerely,

LIBERTY PROPERTY LIMITED PARTNERSHIP

By:  Liberty Property Trust
     its sole general partner


By:  /s/ James J. Bowes
-----------------------------------
James J. Bowes
Secretary and General Counsel